EXHIBIT 99.1

Endeavour Silver Reports High Grade Silver-Gold Intersections in Multiple Veins From 2018 Drill Program at the Bolanitos Mine, Guanajuato, Mexico

VANCOUVER, B.C., Nov. 28, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) reports high grade silver-gold intersections in multiple veins from the 2018 drill program at the Bolanitos mine in Guanajuato, Mexico.  A total of 55 drill holes from surface and 11,000 metres were completed by the end of October on seven different vein targets, all of which are located within four kilometres of the Bolanitos plant (view longitudinal sections for Herradura, Plateros and San Miguel).

Drilling highlights include high silver-gold grades in two parallel veins at the San Miguel target just north of the plant, such as 1,415 grams per tonne (gpt) silver and 2.25 gpt gold over a 1.1 m true width (46.2 oz per short ton (opT) silver equivalent (AgEq) over 3.6 feet (ft) in hole MG-06.  Another highlight comes from the Arcangel vein, part of the La Luz vein system, and includes 138 gpt silver and 13.2 gpt gold over a true width of 1.2 m (32.8 opT silver equivalent over 3.9 ft) in hole LZU-17.

Luis Castro, Vice President, Exploration for Endeavour Silver, commented, “These step-out drill results have outlined several new mineralized areas and provided extensions to known areas, with potential for new resources to extend the mine life at Bolanitos. Specifically, San Miguel is a newly discovered vein to the North East, that is more extensive than previously recognized. Drilling has now wrapped up at Bolanitos for the year and a new resource estimate is expected in January.”

Drilling highlights are summarized in the following table of drill results.

Hole	Structure	From	True width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
LZU-16	Arcangel	94.10	8.0	2.68	6	207
	Including	101.05	0.5	6.93	10	530
LZU-17	Arcangel	91.70	1.2	13.17	138	1,126
	Including	93.10	0.3	42.60	450	3,645
BL1.5S-3	HW Belen	84.70	2.2	2.19	53	217
	Including	84.70	1.1	3.31	74	322
	FWBLV1	126.20	2.2	2.05	121	274
	Including	127.00	0.3	3.24	154	397
BSV-09	Herradura	163.15	1.5	3.74	49	330
	Including	164.70	0.3	5.69	91	518
BSV-10	Herradura	222.25	1.1	1.70	90	218
	Including	222.55	0.4	2.87	134	349
BSV-11	Herradura	234.30	1.2	1.73	330	460
	Including	234.30	0.3	1.59	1,125	1,244
BSV-15	Herradura	194.30	1.3	2.92	51	270
	Including	195.30	0.4	4.12	55	364
PLU-01	La Luz	112.00	1.9	2.62	18	214
	Including	114.05	0.1	7.54	55	620
	Plateros	251.90	1.9	2.48	90	276
	Including	252.45	0.3	4.27	272	592
PLU-03	Plateros	162.50	1.4	1.01	155	231
	Including	163.20	0.2	1.40	284	389
PLU-04	Plateros	183.15	1.5	8.66	89	738
	Including	184.70	0.3	13.30	161	1,159
PLU-06	Plateros	154.20	2.0	1.93	109	253
	Including	157.00	0.3	6.88	274	790
PLU-07	Plateros	240.45	1.1	1.32	260	359
	Including	240.45	0.4	2.67	523	723
PLU-11	Plateros	141.55	1.8	4.21	91	407
	Including	144.45	0.2	14.55	319	1,410
PLU-13	Plateros	186.60	2.4	1.22	107	198
	Including	191.90	0.2	0.89	598	665
MG-06	HW San Miguel	39.90	1.1	2.25	1,415	1,584
	Including	40.55	0.3	5.08	3,710	4,091
	San Miguel	122.65	1.7	2.92	3	222
	Including	123.65	0.9	4.12	4	313
MG-07	HW San Miguel	62.10	1.1	2.18	25	189
	Including	63.10	0.3	4.94	55	426
	San Miguel	133.70	1.6	6.79	420	929
	Including	135.60	0.2	48.70	3,540	7,193
MG-08	San Ignacio	22.50	1.3	0.27	148	168
	Including	22.50	0.5	0.42	208	239
	HW San Miguel	104.60	1.0	2.02	9	160
	Including	105.60	0.3	3.05	10	239
MG-09	San Ignacio	26.50	1.9	1.82	162	298
	Including	27.60	0.2	2.22	352	519
	San Miguel	100.25	1.9	3.42	102	358
	Including	102.00	0.3	5.42	194	601
BUV-21	Santa Maria	77.20	1.4	2.38	635	813
	Including	77.60	0.2	2.30	2,731	2,903
BUV-24	Bolañitos	188.10	1.1	0.28	218	239
	Including	189.10	0.2	1.17	1,021	1,109

Silver equivalents are calculated at a ratio of 75:1 silver: gold.  All widths are estimated true widths.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently commissioning its fourth mine at El Compas, advancing a possible fifth mine at the Terronera mine project and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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